METALLA PROVIDES ASSET UPDATE ON ROYALTIES AND STREAMS

FOR IMMEDIATE RELEASE	TSXV: MTA
July 17, 2019	OTCQB: MTAFF

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (OTCQB: MTAFF) (FRANKFURT: X9CP) is pleased to report an update on its portfolio of royalties and streams.

NLGM SILVER STREAM

Shanta Gold Limited announced on July 15th, 2019 an updated resource estimate at its New Luika Gold Mine ("NLGM") which is expected to extend the mine life.

Highlights include:

  Drilling at Bauhinia Creek ("BC") Central, conducted in April and May, has converted 126,787 ounces of Inferred Resources grading 3.15 g/t into 83,543 ounces of Indicated Resources grading 7.85 g/t, a suitable level of confidence for these ounces to be incorporated into the Mine Plan;
  A further 58,553 ounces of new Inferred Resources grading 4.79 g/t have been added to the Mineral Resource;
  These new high grades, underground Indicated Resources are expected to be supplemented with medium/low-grade ounces to match the historically blended feed grade of 4.3g/t;
  Incorporation of the additional Resource ounces is expected to extend the current Life of Mine to at least 2025;
  Shanta's strategy is to maintain a rolling 5-8-year life of mineable ounces which balances the cost of exploration with visibility on future production;
  The next phase of drilling on the mining licenses over the next 12 months will target conversion of a further 220,300 ounces of Inferred Resources into Indicated Resources at BC as well as other deposits, namely: the Ilunga, Luika and Elizabeth Hill orebodies;

Metalla holds a 15% silver stream on NLGM with the right to purchase silver at 10% of the prevailing spot price at delivery.

Source: see news release from Shanta Gold dated July 15, 2019.

ENDEAVOR SILVER STREAM

CBH Resources Limited ("CBH"), the operator of the Endeavor Mine in Cobar Australia, announced on July 17th, 2019 they will scale back production from 25,000t/month to 17,000t/month and staff for the remainder of 2019 while focusing on infill drilling of the new Deep Zinc Lode Resource to better appraise its future viability. A production decision on the Deep Zinc Lode is expected in Q4 2019 with the potential to add 3-5 years of production.

Management will continue to monitor production at the Endeavor Mine. Metalla has the right to buy 100% of the silver production up to 20 million ounces from the Endeavor Mine for an operating cost contribution of USD$1/Oz for each ounce of payable silver, indexed annually for inflation, plus a further increment of 50% of the silver price over USD $7/Oz.

Brett Heath, President, and CEO of Metalla commented, "The Endeavor Silver stream has provided a meaningful return for shareholders in the two years since it was acquired with further upside potential remaining. It has already generated over 850,000 ounces of silver to Metalla's account, providing a payback and return on capital invested. The scaled-back production at Endeavor through the second half of this year is expected to be partially offset by the Joaquin and COSE royalties currently in development by Pan American Silver Corp.  Both are expected to enter production during the coinciding period. Metalla's current portfolio of 43 royalties and streams covers a robust pipeline of development assets being advanced by some of the top operators in the gold industry and is expected to significantly increase our cash flow profile over the following years while we continue to add accretive assets to the portfolio."

FIFTEEN MILE STREAM

Atlantic Gold reported on July 15th, 2019 that security holders approved the plan of arrangement with St. Barbara Limited, following the approval, Atlantic obtained a final order from the Supreme Court of British Columbia with respect to the Arrangement on July 17, 2019. The Arrangement is expected to close on July 19, 2019, subject to the satisfaction of customary conditions.

Metalla views this as a positive step for our Fifteen Mile Stream royalty as the much larger, new operator of the mine will significantly reduce any financing risk on development capital needed to push forward to production on time.

Metalla holds a 1% NSR royalty on the Fifteen Mile Stream.

COSE/JOAQUIN ROYALTY

Pan American Silver Corp. announced their second-quarter 2019 results will be released after market close on August 7, 2019. We expect updated guidance on the approximate timeline for the two royalties to start producing. Previous guidance has been the second half of 2019.

Metalla holds a 1.5% NSR on COSE and 2% NSR on Joaquin.

SANTA GERTRUDIS/EL REALITO/AKASABA WEST

Agnico Eagle Mines Limited announced their second-quarter 2019 results will be released on Wednesday, July 24th after market close. Metalla expects further updates on the drilling from the increased budget at Santa Gertrudis following the discovery of new high-grade structures at Trinidad and follow up drilling on the back of ongoing successful exploration and infill at the recently acquired El Realito project which is part of the operating La India mine.

Metalla holds a 2% NSR royalty on Santa Gertrudis, El Realito, and Akasaba West.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor it's Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, the future production at the Endeavor Mine,, anticipated cash flows from the Endeavor Mine, future financial reporting by Metalla, the receipt of payments from Metalla's mining royalty and streaming portfolio, the requirement for regulatory approvals and third-party consents, the Company's financial guidance, outlook, proposed plans for acquiring additional stream and royalty interests and the potential of such streams and royalty interests to provide returns and the completion of mine expansion under construction phases at the mines or properties that the Company holds an interest in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Metalla will purchase gold and receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Metalla's expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Some of the disclosure in this press release is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Metalla.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.